Exhibit 99.1

ELBIT IMAGING ANNOUNCES ADJUSTMENTS TO THE PLAN OF
ARRANGEMENT AND SUBMISSION TO COURT OF A MOTION TO APPROVE
THE ADJUSTED ARRANGEMENT

Tel Aviv, Israel, September 18, 2013, Elbit Imaging Ltd. ("EI" or the "Company") (TASE, NASDAQ: EMITF) announced today that, further to the Company’s press release dated August 21, 2013 and following negotiations with certain substantial noteholders of the Company, it has further adjusted its proposed plan of arrangement of its unsecured financial debt described under “Proposal No. 1 – Approval of the Company Proposal” in the Company’s proxy statement dated as of July 12, 2013, as modified on July 16, 2013 (the "Original Arrangement"), and has submitted to Court a motion to approve an adjusted plan of arrangement of its unsecured financial debt (the "Adjusted Arrangement").

The material adjustments to the Original Arrangement set forth in the Adjusted Arrangement include but are not limited to the following:

New Notes

The aggregate principal amount of the two series of new notes that will be issued pursuant to the Adjusted Arrangement will be increased from NIS 570 million (approximately $161.15 million) to NIS 666 million (approximately $188.30 million). The principal amount of the first series of new notes will be increased to NIS 448 million (approximately $126.66 million), repayable in a single payment at the end of four and half years from the date of issuance thereof (rather than at the end of six years as provided in the Original Arrangement). The principal amount of the second series of new notes will be increased to NIS 218 million (approximately $61.63 million), repayable in a single payment at the end of six years from the date of issuance thereof (rather than at the end of eight years as provided in the Original Arrangement).

Both series of the new notes will bear interest at the rate of 6% per annum but notwithstanding the provisions of the Original Arrangement, each of the two series of the new notes will be linked to the consumer price index.

Interest on the first series of new notes will be payable in cash on a semi-annual basis, while interest on the second series of new notes will be payable on the final maturity date, subject to prepayment in the Company's sole discretion on June 30 and/or December 31 of any particular calendar year. In addition, the new notes will include mandatory prepayment provisions in the event the Company pays cash a dividend or makes any other distribution within four and half years following the date of issuance thereof, such that the Company will be obligated to prepay an amount equal to the amount distributed by the Company, in the following order: (i) first, towards all unpaid amounts under the first series of new notes, and (ii) secondly, towards all unpaid amounts under the second series of new notes.

In addition to the collaterals proposed in the Original Arrangement (namely, a first ranking floating charge of the Company’s assets in favor of the first series of new notes and a similar second ranking charge in favor of the second series of new notes), pursuant to the Adjusted Arrangement, the new notes will be secured by additional collaterals as follows: (i) first ranking charges over the Company’s existing and future interest and rights in and to the Company's wholly owned subsidiaries, Elbit Ultrasound (Luxembourg) B.V./Sa.r.l (“EUL LUX”) and Elscint Holdings and Investments N.V. (“Elscint Holdings”), including rights to any amount owed by each of EUL LUX and Elscint Holdings, in favor of the first series of new notes and similar second ranking charges in favor of the second series of new notes,  (ii) a corporate guarantee by each of EUL LUX and Elscint Holdings in favor of the new notes, and (iii) a negative pledge over its respective assets to be provided by each of EUL LUX and Elscint Holdings. The collaterals securing the new notes will be subject to exceptions as set forth in the Adjusted Arrangement.

Elbit Imaging Ltd.
5 Kinneret Street, Bnei Brak 51261, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054

Amendments to the Company's Articles of Association

Pursuant to the terms of the Adjusted Arrangement, the Company will amend its Articles of Association such that it will include the following Article:

"SPECIAL TENDER OFFER

61.           Special Tender Offer

In the event a person is required to conduct a "Special Tender Offer" pursuant to the provisions of Part 8, Chapter 2 of the Companies Law as a result of an acquisition of Ordinary Shares that will cause that person to become a holder of 25% or more of the voting rights at a general meeting of shareholders (a "baal dvukat shlita"), that person shall offer to acquire Ordinary Shares representing at least 10% of the voting rights in the Company in such Special Tender Offer, provided, however, that the minimum required to be acquired pursuant to Section 332 of the Companies Law (currently 5%) shall remain unchanged. To remove doubt, if offerees holding more than 5% of the voting rights in the Company accepted the Special Tender Offer, the Offeror shall be obligated to purchase from such offerees the lower of (i) the number of Ordinary Shares representing the amount of the voting rights in the Company for which the Offeror tendered, or (ii) the number of Ordinary Shares with respect to which offerees have accepted the Special Tender Offer.

SPECIAL APPROVAL FOR NEW FIELDS OF BUSINESS

62.           Special Approval for New Fields of Business

Notwithstanding Article 32(b) above, a decision by the Company to engage in a new field of business which is material to the Company, in which neither the Company nor any of its subsidiaries is engaged and which new field of business is not complementary to the business of the Company or its subsidiaries, shall require the unanimous approval of all of the members of the Company's board of directors present and lawfully entitled to vote at the relevant meeting.”

Management Compensation

Pursuant to the terms of the Adjusted Arrangement, the provisions referring to Management Compensation will be deleted in their entirety.

Conditions Precedent

The Adjusted Arrangement includes an additional condition precedent to the consummation of the plan, pursuant to which the Company and Bank Hapoalim B.M. (the "Bank") will have reached an agreement or a Court order will have been issued, pursuant to either of which, for so long as (i) the Company is paying all amounts due in accordance with the payment schedule under the existing agreements between the Company and its subsidiaries and the Bank, and (ii) the Company will have paid within seven days from the closing of the Adjusted Arrangement all amounts in arrears under such original payment schedule that should have been paid to the Bank until such date, if any (all assuming the Bank waives its demands  to repay immediately all outstanding amounts owed to the Bank under the aforementioned agreements), then the Bank will not be entitled to demand immediate repayment of the entire amounts owed by the Company and its subsidiaries to the Bank. As an alternative condition, the Bank and the Company will have entered into any other agreement with respect to the Company's loan agreement with the Bank, subject to the approval of the Company's unsecured financial creditors by a simple majority of the Company's unsecured financial debt.

This description of the material adjustments set forth in the Adjusted Arrangement is qualified in its entirety by the full version of the Adjusted Arrangement, which also includes other amendments to the Original Arrangement. The Company has filed the full Hebrew-language proposal on the website of the Israel Securities Authority and will prepare and post a full English translation of the Adjusted Arrangement on the Company's website at: www.elbitimaging.com as soon as possible.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and our relationship with our employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, that the Adjusted Arrangement will not be approved by all the applicable stakeholders of the Company, the Court or others, that challenges by third parties or other events outside the control of the Company could delay the implementation of the Arrangement and result in its termination, that Bank Hapoalim will not agree to join the Adjusted Arrangement on the terms proposed by the Company or at all, and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2012, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Shimon Yitzhaki	Mor Dagan
Chairman of the Board of Directors	Investor Relations
Tel: +972-3-608-6048	Tel: +972-3-516-7620
shimony@elbitimaging.com	mor@km-ir.co.il